SUBSCRIPTION AGREEMENT BETWEEN THE FUNDS AND THE INVESTOR

RANGER SMALL CAP FUND
RANGER QUEST FOR INCOME AND GROWTH FUND

LETTER OF INVESTMENT INTENT

September 14, 2011

To the Board of Trustees of Ranger Funds Investment Trust:

Effective September 14, 2011, the undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the RANGER SMALL CAP FUND and RANGER QUEST FOR INCOME AND GROWTH FUND, each in the amount of $50,000.00 for 5,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest, until such date as when the Funds are registered with the Securities and Exchange Commission.

Ranger Capital Group Holdings, L.P.

By:

/s/ Nim Hacker

Name:  Nim Hacker

Title:

  General Counsel